UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LendingClub Corporation

File No. 1-36771 - CF#35863

LendingClub Corporation submitted an application under Rule 24b-2 requestingan extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 6, 2018.

Based on representations by LendingClub Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.1   through January 23, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office